 ALAMOS GOLD INC.

FIRST QUARTER 2016 REPORT
March 31, 2016
(Based on International Financial Reporting Standards (“IFRS”) and stated in millions of United States dollars, unless otherwise indicated)
INDEX

Unaudited Condensed Interim Consolidated Financial Statements
▪Condensed Interim Consolidated Statements of Financial Position
▪Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
▪Condensed Interim Consolidated Statements of Changes in Equity
▪Condensed Interim Consolidated Statements of Cash Flows
▪Notes to Condensed Interim Consolidated Financial Statements

Q1 2016 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	March 31, 2016	December 31, 2015
A S S E T S
Current Assets
Cash and cash equivalents	$273.8	$282.9
Available-for-sale securities	8.8	6.7
Amounts receivable (note 4)	50.0	44.0
Income taxes receivable	0.5	14.7
Inventory (note 5)	133.3	126.1
Other current assets	13.6	8.8
Total Current Assets	480.0	483.2

Non-Current Assets
Long-term inventory (note 5)	70.0	70.1
Mineral property, plant and equipment (note 6)	1,893.8	1,859.2
Other non-current assets	47.1	49.7
Total Assets	$2,490.9	$2,462.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (note 7)	$104.2	$94.6
Current portion of debt and financing obligations (note 8)	5.3	5.3
Dividends Payable (note 9(f))	2.6	—
Total Current Liabilities	112.1	99.9

Non-Current Liabilities
Deferred income taxes	265.1	284.1
Decommissioning liability	37.7	37.2
Debt and financing obligations (note 8)	314.0	315.0
Other non-current liabilities	1.9	1.8
Total Liabilities	730.8	738.0

E Q U I T Y
Share capital (note 9)	$2,796.6	$2,773.7
Contributed surplus	70.2	69.2
Warrants	2.8	—
Accumulated other comprehensive loss	(2.3)	(4.4)
Deficit	(1,107.2)	(1,114.3)
Total Equity	1,760.1	1,724.2
Total Liabilities and Equity	$2,490.9	$2,462.2
Commitment and contingencies (note 14)

The accompanying notes form an integral part of these interim consolidated financial statements.

2	Alamos Gold Inc.

Q1 2016 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Unaudited - stated in millions of United States dollars, except per share amounts)

	For the three month periods ended
	March 31, 2016	March 31, 2015
OPERATING REVENUES	$104.3	$64.6

MINE OPERATING COSTS
Mining and processing	67.9	36.9
Royalties (note 14)	3.2	0.2
Amortization	28.4	21.6
EARNINGS FROM MINE OPERATIONS	4.8	5.9

EXPENSES
Exploration	0.7	0.4
Corporate and administrative	3.9	3.5
Share-based compensation	2.5	1.3
Impairment charges	—	3.2
LOSS FROM OPERATIONS	(2.3)	(2.5)

OTHER EXPENSES
Finance expense	(6.0)	(5.8)
Foreign exchange gain (loss)	1.0	(7.9)
Other (loss) income (note 10)	(1.2)	9.6
LOSS BEFORE INCOME TAXES	($8.5)	($6.6)
INCOME TAXES
Current income tax expense	(0.8)	(0.4)
Deferred income tax recovery (expense)	19.0	(28.3)
NET EARNINGS (LOSS)	$9.7	($35.3)

Other comprehensive income to be reclassified to profit or loss in subsequent years:
- Unrealized gain on available-for-sale securities (net of tax $nil)	2.1	—
Total other comprehensive income	$2.1	—
COMPREHENSIVE INCOME (LOSS)	$11.8	($35.3)

EARNINGS (LOSS) PER SHARE (note 9)
– basic	$0.04	($0.28)
– diluted	$0.04	($0.28)
Weighted average number of common shares outstanding (000's)
- basic	262,397	126,573
- diluted	263,071	126,573
The accompanying notes form an integral part of these interim consolidated financial statements.

3	Alamos Gold Inc.

Q1 2016 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - stated in millions of United States dollars)

	For the three month periods ended
	March 31, 2016	March 31, 2015
SHARE CAPITAL (note 9)
Balance, beginning of the year	$2,773.7	$2,030.0
Issuance of shares related to Carlisle acquisition (note 3)	17.5	—
Issuance of shares related to share-based compensation plans	0.8	1.1
Shares issued through dividend reinvestment plan	—	0.6
Fair value of exercised share-based payments	0.1	0.3
Shares issued through flow-through share agreement	4.5	9.8
Balance, end of period	$2,796.6	$2,041.8

CONTRIBUTED SURPLUS
Balance, beginning of the year	$69.2	$62.3
Exercise of share-based payments	(0.1)	(0.5)
Equity settled share-based payments related to Carlisle acquisition (note 3)	0.4	—
Share-based compensation	0.7	1.3
Balance, end of period	$70.2	$63.1

WARRANTS
Balance, beginning of the year	—	—
Issuance of warrants related to Carlisle acquisition (note 3)	2.8	—
Balance, end of period	$2.8	—

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of the year	($4.4)	($0.2)
Other comprehensive income	2.1	—
Balance, end of period	($2.3)	($0.2)

DEFICIT
Balance, beginning of the year	($1,114.3)	($460.8)
Dividends (note 9(f))	(2.6)	(5.8)
Net earnings (loss)	9.7	(35.3)
Balance, end of period	($1,107.2)	($501.9)

TOTAL EQUITY	$1,760.1	$1,602.8

The accompanying notes form an integral part of these interim consolidated financial statements.

4	Alamos Gold Inc.

Q1 2016 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For the three month periods ended
	March 31, 2016	March 31, 2015
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES (note 15)
Earnings (Loss) for the period	$9.7	($35.3)
Adjustments for items not involving cash:
Amortization	28.4	21.6
Foreign exchange (gain) loss	(1.0)	5.8
Current income tax expense	0.8	0.4
Deferred income tax (recovery) expense	(19.0)	28.3
Share-based compensation	2.5	1.3
Impairment charges	—	3.2
Finance expense	6.0	5.8
Other non-cash items (note 11)	0.2	(7.8)
Changes in non-cash working capital and taxes (paid) received (note 11)	(3.8)	3.1
	23.8	26.4
INVESTING ACTIVITIES
Mineral property, plant and equipment	(33.3)	(35.2)
Cash received from acquisition of Carlisle Goldfields Ltd. (note 3)	0.7	—
Proceeds from retained interest royalty	—	16.7
Other	(2.6)	—
	(35.2)	(18.5)
FINANCING ACTIVITIES (note 15)
Repayment of debt and equipment financing obligations	(2.4)	(1.6)
Interest paid	—	(12.4)
Debt financing and transaction fees (note 8)	(1.2)	—
Proceeds received from the exercise of stock options	—	0.3
Dividends paid	—	(5.2)
Proceeds from issuance of flow-through shares	5.0	15.3
	1.4	(3.6)
Effect of exchange rates on cash and cash equivalents	0.9	(2.3)
Net (decrease) increase in cash and cash equivalents	(9.1)	2.0
Cash and cash equivalents - beginning of year	282.9	89.0
CASH AND CASH EQUIVALENTS - END OF PERIOD	$273.8	$91.0
The accompanying notes form an integral part of these interim consolidated financial statements.

5	Alamos Gold Inc.

Q1 2016 FINANCIAL REPORT

ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2016 and 2015
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	NATURE OF OPERATIONS
Alamos Gold Inc., a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Young-Davidson mine in Canada, and the Mulatos and El Chanate mines in Mexico. In addition, the Company owns the Ağı Dağı, Kirazlı and Çamyurt gold development projects in Turkey, the Lynn Lake gold project in Canada, the Esperanza gold project in Mexico, as well as an option to acquire a 100% interest in the Quartz Mountain gold project in Oregon, USA.
Alamos is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI).
The Company’s registered office is located at 181 Bay St, Suite 3910, Toronto, Ontario, M5J 2T3.

2.	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2015, except as noted below.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015 prepared in accordance with IFRS as issued by the IASB.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2016:
Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments had no impact on the Company’s condensed interim consolidated financial statements as revenue-based depreciation or amortization methods are not used.
Amendments to IFRS 11, Joint Arrangements. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. The amendment had no impact on the condensed interim consolidated financial statements.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 10, 2016.

6	Alamos Gold Inc.

Q1 2016 FINANCIAL REPORT

3.	ACQUISITION OF CARLISLE GOLDFIELDS LTD.

On January 7, 2016, the Company acquired all of the issued and outstanding shares of Carlisle Goldfields Limited ("Carlisle") not previously owned by the Company, by way of a court-approved plan of arrangement (the "Arrangement").
Under terms of the Arrangement, Carlisle shareholders received:

(i)	0.0942 of an Alamos common share for each Carlisle common share held, plus

(ii)	0.0942 of a warrant to purchase Alamos common shares at an exercise price of C$10.00 with an expiration date of three years from closing on January 7, 2019.
Upon close of the transaction, the Company issued 4,142,087 shares and 4,142,087 share purchase warrants as part of the consideration. In addition, the Company issued 645,952 common shares as payment for the change of control obligations for departing management. Total consideration for the acquisition was $20.4 million (net of cash received), including transaction costs.
Management determined that the acquisition of Carlisle did not meet the definition of a business combination in accordance with IFRS 3, Business Combinations. Accordingly, the Company has accounted for the transaction as an asset acquisition. The principal asset acquired in the transaction is an interest in the Lynn Lake project. Upon completion of the acquisition, the Company owns a 100% interest in the Lynn Lake project.
The allocation of the purchase price based on the consideration paid on January 7, 2016, and Carlisle's net assets acquired are as follows:

Consideration transferred
Common shares issued	$17.5
Warrants issued	2.8
Share-based compensation	0.4
Transaction costs	0.4
$21.1

Net assets acquired
Cash and cash equivalents	$0.7
Current assets, excluding cash and cash equivalents	0.6
Mineral property, plant and equipment	19.9
Current liabilities	(0.1)
$21.1
In November 2014, the Company entered into an agreement with Carlisle to acquire a 25% interest in the Lynn Lake gold project in exchange for consideration of $4.4 million (CAD $5.0 million), which the Company classified as mineral property, plant and equipment. In conjunction with this transaction, a private placement was completed whereby the Company paid $5.0 million (CAD $5.6 million) in exchange for a 19.9% interest in Carlisle. On completion of the Arrangement in January 2016, the Company reclassified this investment in associate of Carlisle to mineral property, plant and equipment. Additionally, the Company spent $9.5 million on the Lynn Lake project from November 2014 up to the close of the transaction, which was recorded in mineral property, plant and equipment.

7	Alamos Gold Inc.

Q1 2016 FINANCIAL REPORT

4.	AMOUNTS RECEIVABLE

	March 31, 2016	December 31, 2015
Sales tax receivables
Canada	$4.3	$4.3
Mexico	40.2	32.7
Other	0.5	0.2
Other receivables	5.0	6.8
	$50.0	$44.0

Sales tax receivables are mainly related to value-added taxes at Company's Mexican and Canadian operations. The Company believes that these receivables will be collected within the next year.

5.	INVENTORY

	March 31, 2016	December 31, 2015
In-process precious metals	$124.5	$123.5
Ore in stockpiles	30.2	29.4
Parts and supplies	34.0	33.8
Precious metals dore and refined precious metals	14.6	9.5
	203.3	196.2
Less: Long-term inventory	($70.0)	($70.1)
	$133.3	$126.1
Long term inventory consists of heap leach and long-term stockpiles of $70.0 million at March 31, 2016 (December 31, 2015 - $70.1 million) and are expected to be recovered after one year.
The amount of inventories recognized in operating expenses for the three months ended March 31, 2016 was $69.4 million (three months ended March 31, 2015 - $37.1 million).

8	Alamos Gold Inc.

Q1 2016 FINANCIAL REPORT

6.	MINERAL PROPERTY, PLANT AND EQUIPMENT

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Cost
At December 31, 2014	$725.6	$1,227.0	$16.3	$92.7	$2,061.6
Additions	76.6	51.2	32.1	22.2	182.1
Acquisition of Alamos	155.6	45.5	—	221.5	422.6
Assets distributed to AuRico Metals	(26.4)	(37.0)	—	(89.9)	(153.3)
Disposals	(8.5)	—	—	(2.2)	(10.7)
At December 31, 2015	$922.9	$1,286.7	$48.4	$244.3	$2,502.3
Additions	20.4	13.1	3.9	3.2	40.6
Acquisition of Carlisle Goldfields (note 3)	—	—	—	19.9	19.9
Transfer from other assets (note 3)	—	—	—	4.2	4.2
Disposals	(0.2)	—	—	—	(0.2)
At March 31, 2016	$943.1	$1,299.8	$52.3	$271.6	$2,566.8

Accumulated amortization and impairment charges
At December 31, 2014	$127.5	$291.6	$3.2	$0.6	$422.9
Amortization	45.0	48.3	—	—	93.3
Revaluation of assets distributed	9.1	—	—	31.0	40.1
Assets distributed to AuRico Metals	(9.1)	—	—	(31.0)	(40.1)
Impairment charges	35.7	85.3	1.9	5.7	128.6
Disposals	(1.7)	—	—	—	(1.7)
At December 31, 2015	$206.5	$425.2	$5.1	$6.3	$643.1
Amortization	18.0	11.9	—	—	29.9
At March 31, 2016	$224.5	$437.1	$5.1	$6.3	$673.0

Net book value
At December 31, 2015	$716.4	$861.5	$43.3	$238.0	$1,859.2
At March 31, 2016	$718.6	$862.7	$47.2	$265.3	$1,893.8

9	Alamos Gold Inc.

Q1 2016 FINANCIAL REPORT

The net book values by segment (note 12) are as follows:

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Young-Davidson	$569.6	$805.7	$46.9		$1,422.2
Mulatos	141.8	55.8	—	—	197.6
El Chanate	5.2	1.2	—	—	6.4
Corporate and other	2.0	—	0.3	265.3	267.6
At March 31, 2016	$718.6	$862.7	$47.2	$265.3	$1,893.8

Young-Davidson	$558.4	$807.7	$43.3	—	$1,409.4
Mulatos	151.3	52.8	—	—	204.1
El Chanate	5.2	1.0	—	—	6.2
Corporate and other	1.5	—	—	238.0	239.5
At December 31, 2015	$716.4	$861.5	$43.3	$238.0	$1,859.2
The carrying value of construction in progress at March 31, 2016 was $56.0 million (December 31, 2015 - $58.7 million).
During the three-months ended March 31, 2016, the Company capitalized $1.8 million of interest to capital projects (three-months ended March 31, 2015 - $1.0 million). The applicable capitalization rate for general borrowings was 8.59% (2015 - 8.59%).

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2016	December 31, 2015
Trade accounts payable and accrued liabilities	$80.8	$77.3
Interest payable	12.2	6.1
Royalties payable	3.2	2.4
Share-based compensation liability	5.9	4.2
Derivative liabilities	0.5	4.1
Other	1.6	0.5
	$104.2	$94.6

10	Alamos Gold Inc.

Q1 2016 FINANCIAL REPORT

8.	DEBT AND FINANCING OBLIGATIONS

	March 31, 2016	December 31, 2015
Revolving credit facility (a)	—	—
Senior secured notes (b)	$305.4	$305.1
Equipment financing obligations	$13.9	$15.2
	$319.3	$320.3
Less: Current portion of debt and financing obligations	($5.3)	($5.3)
	$314.0	$315.0
(a) Revolving credit facility
On March 22, 2016, the Company amended and restated its existing $150.0 million credit facility, extending the maturity from April 26, 2016 to February 29, 2020. The amended facility consists of a committed $150.0 million revolving credit facility (the “Facility”), with an option to draw an additional $70.0 million, subject to commitments from existing and/or new lenders. The terms of the Facility resulted in a reduction in pricing and removal of certain covenants compared to the previous facility. The Facility bears an interest at a rate of Libor plus 2.125% to 3.125% on drawn amounts and 0.48% to 0.70% on undrawn amounts, based on the Company's net leverage ratio (net indebtedness to EBITDA), as defined in the agreement.

The Facility is secured by a first ranking lien on all material present and future assets, property and undertakings of the Company. The Facility contains various covenants( customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.00:1.00 and (b) a maximum of net leverage ratio of 3.5:1.0.

The Company paid $1.2 million in transaction costs and upfront fees on closing of the credit facility, which will be amortized over the term of the facility. As at March 31, 2016, the Company is in compliance with the covenants.
(b) Senior secured notes
On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes (the “secured notes”), secured by a second-ranking lien on all present and future assets, property and undertaking of the Company. The secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. The Company incurred transaction costs of $7.8 million, which have been offset against the carrying amount of the secured notes and are amortized using the effective interest rate method. These notes contain transaction-based restrictive covenants that limit the Company’s ability to incur additional indebtedness in certain circumstances. There are no covenants that are based on the Company’s historical financial performance.
The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives, and are outlined below:

•	Subsequent to April 1, 2017, the secured notes may be repurchased at 103.875% of par value

•	Subsequent to April 1, 2018, the secured notes may be repurchased at 101.938% of par value

•	Subsequent to April 1, 2019, the secured notes may be repurchased at 100% of par value
The fair value of the prepayment option embedded derivative was $6.0 million at March 27, 2014, and was offset against the carrying amount of the secured notes. At March 31, 2016, fair value of the prepayment option embedded derivatives was $0.3 million (December 31, 2015 - $0.1 million) and was offset against the carrying amount of the secured notes. The Company recorded a gain of $0.2 million for the three-months ended March 31, 2016 (three-months ended March 31, 2015 - $3.7 million gain), which is recorded in Other loss.

11	Alamos Gold Inc.

Q1 2016 FINANCIAL REPORT

9.	SHARE CAPITAL

a)	Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares without par value.

	Number of Shares	Amount
Outstanding at December 31, 2015	257,070,005	$2,773.7
Shares issued associated with the acquisition of Carlisle Goldfields (note 3)	4,788,039	17.5
Shares issued through LTI employment compensation plans	285,456	0.9
Shares issued through flow-through share financing (i)	1,276,666	4.5
Outstanding at March 31, 2016	263,420,166	$2,796.6
(i)     Flow-through share financing
In February 2016, the Company completed a Canadian Development Expense ("CDE") flow-through financing for gross proceeds of $5.0 million (CAD $7.0 million). As a result, the Company issued 1,276,666 Class A common shares. Pursuant to the terms of the flow-through share agreement, the Company is required to incur and renounce CAD$7.0 million in qualifying CDE.
Subsequent to March 31, 2016, the Company completed a CDE flow-through financing for gross proceeds of $8.0 million (CAD $10.0 million). As a result, the Company issued 1,128,932 Class A common shares. Pursuant to the terms of the flow-through share agreement, the Company is required to incur and renounce CAD$10.0 million in qualifying CDE.

b)	Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding options, December 31, 2015	10,237,362	$12.15
Granted (i)	1,620,000	3.75
Conversion of Carlisle options to Alamos (note 3)	462,954	9.69
Exercised	(20,652)	4.87
Expired	(547,709)	12.31
Outstanding options, March 31, 2016	11,751,955	$10.90
(i)     Stock options granted
During the three months ended March 31, 2016, the Company granted 1,620,000 (three months ended March 31, 2015 - $nil) stock options. The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted in the three month period:	March 31, 2016
Weighted average share price at grant date (CAD$)	3.75
Risk-free rate	0.32% - 0.92%
Expected dividend yield	0.70%
Expected stock price volatility (based on historical volatility)	49%
Expected life, based on terms of the grants (months)	42 - 84
Weighted average per share fair value of stock options granted (CAD$)	1.52

12	Alamos Gold Inc.

Q1 2016 FINANCIAL REPORT

Stock options outstanding and exercisable as at March 31, 2016:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)
$3.01 - $7.00	1,913,757	3.99	6.26	293,757	5.34
$7.01 - $11.00	4,415,175	7.86	3.40	2,594,643	7.82
$11.01 - $15.00	2,162,765	14.06	1.26	1,994,172	14.01
$15.01 - $19.00	2,696,286	16.26	1.89	2,666,007	16.24
$19.01 - $23.00	558,175	20.25	1.38	558,175	20.24
$23.01 - $29.00	5,797	28.98	0.02	5,797	28.98
	11,751,955	$10.90	3.03	8,112,551	$12.90

d)	Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentive plans ("LTI") outstanding for the three-month period ended March 31, 2016:

	Restricted share units ("RSU")	Stock appreciation rights ("SARS")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2015	1,404,325	2,471,462	276,930	273,363
Granted	26,335	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—
Settled	(52,862)	—	—	—
Outstanding units, March 31, 2016	1,377,798	2,471,462	276,930	273,363
The settlement of LTI is either cash or equity based on the feature of the LTI. The settlement of SARs is in cash, and RSUs, DSUs and PSUs are both cash and equity settled depending on the whether the LTI relates to Former Alamos or AuRico.

13	Alamos Gold Inc.

Q1 2016 FINANCIAL REPORT

e) Earnings (loss) per share
Basic earnings or loss per share amounts are calculated by dividing earnings or loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, including the effects of dilutive common share equivalents.

	For the three-month ended
	March 31, 2016	March 31, 2015
Net earnings (loss)	$9.7	($35.3)
Weighted average number of common shares outstanding (in thousands)	262,397	126,573
Basic earnings (loss) per share	$0.04	($0.28)

Dilutive effect of potential common share equivalents	674	—

Diluted weighted average number of common shares outstanding (in thousands)	263,071	126,573
Diluted loss per share	$0.04	($0.28)

The following table lists the equity securities excluded from the computation of diluted earnings per share. The securities were excluded as the exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $5.57 for the three-months ended March 31, 2016, or the inclusion of the equity securities had an anti-dilutive effect on net earnings (loss).
For the periods in which the Company records a loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

(thousands)	March 31, 2016	March 31, 2015
Stock options	9,901	6,578
Equity settled LTI	421	566
Warrants	10,754	—
	21,076	7,144
(f)    Dividends
On March 29, 2016, the Company’s Board of Directors approved a dividend of $0.01 per share, or $2.6 million payable to shareholders of record on April 15, 2016, and paid on April 29, 2016.
(g)    Share purchase warrants
The Company has 7.2 million share purchase warrants ("Warrants") outstanding related to the Esperanza acquisition in 2013. The Warrants have an exercise price of CAD $28.46 per common share, and expire on August 30, 2018.
The Warrants are classified as a derivative liability recorded at fair value through profit or loss, due to the currency of the exercise price of the Warrants. The Warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore the Warrants are fair valued using the market price with gains or losses recorded in net loss.

14	Alamos Gold Inc.

Q1 2016 FINANCIAL REPORT

In addition, as described in note 3, the Company issued 4.1 million warrants as consideration for the acquisition of Carlisle. The warrants have an exercise price of CAD $10.00, and expire on January 7, 2019. The warrants are recorded as equity, in accordance with IFRS 2, Share-based payments. The warrants are not accounted for as a non-hedged derivative liability, as the warrants are part of the consideration paid to acquire Carlisle.

10.	OTHER (LOSS) INCOME
Other (loss) income recorded in net loss for the three months ended:

	For the three month period ended
	March 31, 2016	March 31, 2015
Renunciation of flow-through shares	$0.5	$0.1
Unrealized losses on non-hedged derivatives	(1.5)	—
Gain on fair value adjustment on prepayment option embedded derivative	0.2	3.7
Loss on disposal of assets	(0.2)	—
Interest income	0.5	0.1
Income from net smelter return royalty	—	0.6
Amortization of net smelter return royalty	—	(0.3)
Gain on termination of retained interest royalty	—	5.2
Other	(0.7)	0.2
	($1.2)	$9.6

15	Alamos Gold Inc.

Q1 2016 FINANCIAL REPORT

11.	SUPPLEMENTAL CASH FLOW INFORMATION
Change in non-cash operating working capital for the three months ended:

	March 31, 2016	March 31, 2015
Amounts receivable	($4.1)	($1.2)
Inventory	(5.9)	(2.6)
Advances and prepaid expenses	(1.5)	0.8
Accounts payable and accrued liabilities	(5.5)	6.2
Income taxes refunded (paid)	$13.2	($0.1)
	($3.8)	$3.1

Interest received	$0.5	$0.1
Other non-cash items:

	March 31, 2016	March 31, 2015
Unrealized losses on non-hedged derivatives	$1.5	—
Gain on termination of retained interest royalty	—	(5.2)
Amortization of net smelter return royalties	—	0.3
Gain on fair value adjustment on prepayment option embedded derivative	(0.2)	(3.7)
Reduction of obligation to renounce flow-through exploration expenditures	(0.5)	(0.1)
Loss on disposal of assets	0.2	—
Other non-cash items	(0.8)	0.9
	$0.2	($7.8)

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Q1 2016 FINANCIAL REPORT

12.	SEGMENTED INFORMATION
(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines. The Company operates in two principal geographical areas - Canada (country of domicile), and Mexico. The Young-Davidson mine is the only operating asset in Canada, and the Mulatos and El Chanate mines operate in Sonora, Mexico. The results from operations for these reportable operating segments are summarized in the following tables:

Three months ended March 31, 2016
	Young-Davidson	Mulatos	El Chanate	Corporate/other[1]	Total
Operating revenues	$45.9	$37.9	$20.5	—	$104.3
Mining and processing	23.6	24.2	20.1	—	67.9
Royalties	0.8	2.4	—	—	3.2
Amortization	17.6	7.5	3.0	0.3	28.4
Earnings (loss) from mine operations	3.9	3.8	(2.6)	(0.3)	4.8
Exploration	—	0.3	—	0.4	0.7
Corporate administration	—	—	—	3.9	3.9
Share-based compensation	—	—	—	2.5	2.5
Earnings (loss) from operations	$3.9	$3.5	($2.6)	($7.1)	($2.3)
Finance expense					(6.0)
Foreign exchange gain					1.0
Other loss					(1.2)
Loss before income taxes					($8.5)

1.	Corporate and other consists of corporate balances and exploration and development projects.

Three months ended March 31, 2015
	Young-Davidson	El Chanate	Corporate/other[1]	Total
Operating revenues	$45.0	$19.6	—	$64.6
Mining and processing	27.4	9.5	—	36.9
Royalties	0.2	—	—	0.2
Amortization	17.4	4.2	—	21.6
Earnings from mine operations	—	5.9	—	5.9
Exploration	—	—	0.4	0.4
Corporate administration	—	—	3.5	3.5
Share-based compensation	—	—	1.3	1.3
Impairment charges	—	—	3.2	3.2
Earnings (loss) from operations	—	$5.9	($8.4)	($2.5)
Finance expense				(5.8)
Foreign exchange loss				(7.9)
Other income				9.6
Loss before income taxes				($6.6)

1.	Corporate and other consists of corporate balances and exploration and development projects.

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Q1 2016 FINANCIAL REPORT

(b) Segment assets and liabilities
The following table presents the segment assets and liabilities:

	Total Assets		Total liabilities
	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Young-Davidson	$1,526.9	$1,511.1	$255.4	$262.0
Mulatos	336.4	341.9	93.2	98.3
El Chanate	106.6	109.3	20.5	22.0
Corporate/other	521.0	499.9	361.7	355.7
Total assets and liabilities	$2,490.9	$2,462.2	$730.8	$738.0

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair values of financial instruments
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable (supported by little or no market activity).

	March 31, 2016		December 31, 2015
	Level 1	Level 2	Level 1	Level 2
Cash	$272.8	—	$281.9	—
Cash equivalents	1.0	—	1.0	—
Financial assets at fair value through profit or loss
Prepayment option embedded derivative	—	0.3	—	0.1
Currency options (b)	—	0.6	—	—
Available-for-sale financial assets
Equity investments	8.8	—	6.7	—
Financial liabilities at fair value through profit or loss
Share purchase warrants	(1.2)	—	(0.7)	—
Gold options and forwards (a)	—	(1.1)	—	—
Currency options (b)	—	—	—	(3.3)
	$281.4	($0.2)	$288.9	($3.2)
The methods of measuring each of these financial assets and liabilities have not changed during the three months ended March 31, 2016. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).
The fair value of option contracts is determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.
The fair values of financial instruments measured at amortized cost, except for the senior secured notes, approximate their carrying amounts at March 31, 2016. The fair value of the senior secured notes was $293.7 million at March 31, 2016 compared to a carrying value of $305.4 million, which includes the value of the prepayment option embedded derivative. The fair value of this liability was determined using a market approach with reference to observable market prices for identical assets traded in an active market.

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Q1 2016 FINANCIAL REPORT

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.
(a)     Gold option and forward contracts
As at March 31, 2016, the Company held option contracts to protect against the risk of a decrease in the value of the gold price. These option contracts ensure a minimum average realized gold price of $1,144 per ounce, and a maximum average realized gold price of $1,295 per ounce, regardless of the movement in gold prices during the remainder of 2016.
The following gold collar contracts are outstanding as of March 31, 2016:

Period Covered	Ounces subject to contract	Average purchase put option	Average sold call option
Q2 2016	13,000	$1,127	$1,288
Q3 2016	14,725	$1,145	$1,284
Q4 2016	16,025	$1,156	$1,312
	43,750	$1,144	$1,295
The fair value of these contracts was a liability of $0.9 million at March 31, 2016 (December 31, 2015 - $nil). During the three months ended March 31, 2016, the Company realized losses of $0.5 million related to the settlement of option contracts. Total realized losses and unrealized losses for the three months ended March 31, 2016 were $0.5 million and $0.9 million, respectively.
Additionally, the Company had 5,500 ounces of gold forward contracts at March 31, 2016, due to settle in the second quarter of 2016. The average price of the forward is $1,192 per ounce and the Company had an unrealized loss of $0.2 million for the three-months ended March 31, 2016 (2015 - $nil).
(b)    Foreign currency contracts
As at March 31, 2016, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average Call Option Rate (USDCAD)	Average Put Option Rate (USDCAD)
2016	Collar	133.5	1.26	1.41
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average Call Option Rate (USDMXN)	Average Put Option Rate (USDMXN)
2016	Collar	903.0	16.04	18.88
The fair value of these contracts was an asset of $0.6 million at March 31, 2016 (December 31, 2015 - liability of $3.3 million). During the three months ended March 31, 2016, the Company made payments of $0.7 million related to the foreign currency collar contracts. Total realized losses and unrealized gains for the three months ended March 31, 2016 was $0.7 million and $3.2 million respectively (three months ended March 31, 2015 - $2.9 million realized and unrealized loss).

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Q1 2016 FINANCIAL REPORT

14.	COMMITMENTS AND CONTINGENCIES
Capital commitments
As of March 31, 2016, the Company has $7.4 million in committed capital purchases (December 31, 2015 - $8.2 million).
Royalties
Production from certain concessions within the Salamandra district, including the Mulatos Mine, is subject to a production royalty payable to Royal Gold at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs (the "Royal Gold royalty"). Production to a maximum of two million ounces of gold is subject to the Royal Gold royalty. As at March 31, 2016, the royalty was paid or accrued on approximately 1.5 million ounces of applicable gold production. Royalty expense related to the Royal Gold royalty was $2.2 million for the three months ended March 31, 2016 (2015 - $nil). In addition, royalty expense includes the 0.5% Extraordinary Mining Duty, which totaled $0.2 million for the three months ended March 31, 2016.
The Company is required to pay AuRico Metals a 1.5% net smelter royalty on production from the Young-Davidson mine effective July 2, 2015. For the three months ended March 31, 2016, the Company recorded a royalty expense of $0.7 million (2015 - $nil). In addition, other royalties related to production at Young-Davidson totaled $0.1 million for the three months ended March 31, 2016 (three months ended March 31, 2015 - $0.2 million).
In addition, a third party has a 2% Net Smelter Return Royalty on production from a portion of the Company's Turkish projects. The Company has not recorded an accrual for this royalty at March 31, 2016 as the project is not in production. The Company is also subject to 2% state royalty on production in Turkey based on current gold prices, subject to certain deductions.
In addition, a third party has a 3% Net Smelter Royalty on production from the Company’s Esperanza Gold Project. The Company has not recorded an accrual for this royalty at March 31, 2016, as the project is not in production.

15.	CHANGES TO COMPARATIVE PRESENTATION
The condensed interim consolidated statement of cash flows for the three-months ended March 31, 2015 reflects the retrospective application of a voluntary change in accounting policy adopted in 2015 to classify, in the consolidated statements of cash flows, interest paid as a financing activity, instead of within operating activities, as previously reported. The change in accounting policy was adopted in accordance with IAS 7, Statement of Cash Flows, which provides a policy choice to classify interest paid as either an operating activity, or a financing activity. The Company considers the classification of these interest payments within financing activities to be the most useful to financial statement users and, consequently, that this presentation results in reliable and more relevant information.
The following table outlines the effect of this accounting policy change for the three months ended March 31, 2015:

	Previously reported	Restatement	Restated

Cash provided by operating activities	$14.0	$12.4	$26.4
Cash provided (used) by financing activities	8.8	(12.4)	(3.6)

20	Alamos Gold Inc.